

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Nikolaos Vlahos
Chief Executive Officer
Honest Company, Inc.
12130 Millennium Drive, #500
Los Angeles, CA 90094

      Re: Honest Company, Inc.
          Registration Statement on Form S-1
          Filed April 9, 2021
          File No. 333-255150

Dear Mr. Vlahos:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed April 9, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

1.   We note your response to prior comment 7. Please tell us the impact Butterblu's financial position is expected to have on your baby apparel offerings on your website, including whether you plan to continue to offer the products. Additionally, please disclose that no royalties have been collected in connection with the agreement and the reason why.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicole Brookshire